UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

February 28, 2013
(Date of event which requires filing of this statement)



NAME OF ISSUER                GLOBAL EAGLE ENTERTAINMENT INC

TITLE OF CLASS OF             Common

CUSIP NUMBER                  37951D102


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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13G
CUSIP No.  37951D102

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
     ---------------------------------------------------------------------------
                                 5. Sole Voting Power
     Number of shares )                     NONE
     Beneficially     )          ---------------------------
     Owned by each    )          6. Shared Voting Power
     Reporting        )                     NONE
     Person with:     )          ---------------------------
                                 7. Sole Dispositive Power
                                           4378940
                                 ---------------------------
                                 8. Shared Dispositive Power
                                            NONE

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

          4378940

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

          11.9%
--------------------------------------------------------------------------------
12.  Type of Reporting person*
          HC
--------------------------------------------------------------------------------

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13G
CUSIP No.  37951D102

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
          (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
                                 5. Sole Voting Power
     Number of shares )                     NONE
     Beneficially     )          ---------------------------
     Owned by each    )          6. Shared Voting Power
     Reporting        )                     NONE
     Person with:     )          ---------------------------
                                 7. Sole Dispositive Power
                                           4378940
                                 ---------------------------
                                 8. Shared Dispositive Power
                                            NONE

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     4378940

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     11.9%
--------------------------------------------------------------------------------
12.  Type of Reporting person*
     IA
--------------------------------------------------------------------------------

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13G
CUSIP No.  37951D102

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
                                 5. Sole Voting Power
     Number of shares )                     NONE
     Beneficially     )          ---------------------------
     Owned by each    )          6. Shared Voting Power
     Reporting        )                     NONE
     Person with:     )          ---------------------------
                                 7. Sole Dispositive Power
                                            NONE
                                 ---------------------------
                                 8. Shared Dispositive Power
                                            NONE

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     NONE

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     NONE
--------------------------------------------------------------------------------
12.  Type of Reporting person*
     IA
--------------------------------------------------------------------------------

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13G
CUSIP No.  37951D102

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person
     Putnam Capital Spectrum Fund
     264376599

--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
          (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Massachusetts
--------------------------------------------------------------------------------
                                 5. Sole Voting Power
     Number of shares )                     NONE
     Beneficially     )          ---------------------------
     Owned by each    )          6. Shared Voting Power
     Reporting        )                     NONE
     Person with:     )          ---------------------------
                                 7. Sole Dispositive Power
                                           3100296
                                 ---------------------------
                                 8. Shared Dispositive Power
                                            NONE

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     3100296

--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     8.4%
--------------------------------------------------------------------------------
12.  Type of Reporting person*
     IC
--------------------------------------------------------------------------------

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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange
Act of 1934

(Amendment No. 1)

Item 1(a)	Name of Issuer:  GLOBAL EAGLE ENTERTAINMENT INC

Item 1(b)	Address of Issuer's Principal Executive Offices:

10900 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

Item 2(a)                        Item 2(b)

Name of Person                   Address or Principal Office or, if
                                 NONE, Residence:

Putnam Investments, LLC d/b/a    One Post Office Square
Putnam Investments ("PI")        Boston, Massachusetts 02109
on behalf of itself and:

Putnam Investment                One Post Office Square
Management, LLC. ("PIM")         Boston, Massachusetts 02109


The Putnam Advisory Company,     One Post Office Square
LLC.("PAC")                      Boston, Massachusetts 02109

**Putnam Capital Spectrum        One Post Office Square
  Fund                           Boston, Massachusetts 02109


Item 2(c) Citizenship: PI, PIM and PAC are limited liability companies organized under Delaware law.The citizenship of other persons identified in Item 2(a) is designated as follows:
       ** Voluntary association known as Massachusetts business trust -
          Massachusetts law

Item 2(d) Title of Class of Securities:	Common


Item 2(e) Cusip Number: 37951D102


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Item 3. If this statement is filed pursuant to Rules 13d-1(b), or
        13d-2(b),check whether the person filing is a:


(a)(   )  Broker or Dealer registered under Section 15 of the Act


(b)(   )  Bank as defined in Section 3(a)(6) of the Act


(c)(   )  Insurance Company as defined in Section 3(a)(19) of the Act


(d)(X ) Investment Company registered under Section 8 of the Investment Company Act


(e)( X ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)




(g)( X )  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)


(h)(   )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


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

Item 4.
Ownership.

                               PIM*            PAC             PI
                               ----            ----           ----
                               (Investment advisers &         (Parent company
                               subsidiaries of PI)            to PIM and PAC)

a)   Amount Beneficially       4378940        NONE     =      4378940
     Owned:
b)   Percent of Class:         11.9%          NONE     =      11.9%

c)   Number of shares as to
     which such person has:

(1)  sole power to vote
     or to direct the vote;    NONE           NONE            NONE
     (but see Item 7)

2)   shared power to vote      NONE           NONE            NONE
     or to direct the vote;
     (but see Item 7)

3)   sole power to dispose
     or to direct the          4378940        NONE     =      4378940
     disposition of;
     (but see Item 7)


4)   shared power to
     dispose or to direct      NONE           NONE            NONE
     the disposition of;
     (but see Item 7)

*As part of the Putnam Family of Funds, and the 4378940 shares held by PIM, Putnam Capital Spectrum Fund held 8.3938 or 3100296 shares



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Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following          ( )

Item 6.  Ownership of More than Five/Ten Percent on Behalf of Another Person:

No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, PI declares that the filing of this Schedule 13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.


Item 8.  Identification and Classification of Members of the Group:
         Not applicable.


Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification.

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM INVESTMENTS, LLC.

       /s/  Harold P. Short Jr.

BY:    ------------------------------------------
       Signature



       Name/Title:  Harold P. Short Jr.
       Director of Trade Oversight and International Compliance

       Date:      March 11, 2013


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC., The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).

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